Exhibit 21.1

Principal Subsidiaries and Affiliated Entities of The Registrant

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong
UCLOUDLINK (HK) LIMITED	Hong Kong
uCloudlink Japan Co., Ltd.	Japan
Ucloudlink (America), Ltd.	the United States
UCLOUDLINK SDN. BHD.	Malaysia
UCLOUDLINK (SINGAPORE) PTE. LTD.	Singapore
Shenzhen Ucloudlink Technology Limited	PRC
Beijing uCloudlink Technology Co., Ltd.	PRC
Shenzhen uCloudlink Co., Ltd	PRC

Consolidated affiliated entities and their subsidiaries

Name of Consolidated Affiliated Entities and Their Subsidiaries	Jurisdiction of Incorporation
UCLOUDLINK (UK) CO. LTD	the United Kingdom
Shenzhen uCloudlink Network Technology Co., Ltd	PRC
Beijing uCloudlink New Technology Co., Ltd.	PRC